HEI Exhibit 12.1

Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Nine months ended September 30	2002 (1)	2002 (2)	2001 (1)	2001 (2)

(dollars in thousands)
Fixed charges
Total interest charges (3)	$113,201	$170,532	$136,650	$228,891
Interest component of rentals	3,329	3,329	3,161	3,161
Pretax preferred stock dividend requirements of subsidiaries	2,330	2,330	2,364	2,364
Preferred securities distributions of trust subsidiaries	12,026	12,026	12,026	12,026

Total fixed charges	$130,886	$188,217	$154,201	$246,442

Earnings
Pretax income	$141,282	$141,282	$130,623	$130,623
Fixed charges, as shown	130,886	188,217	154,201	246,442
Interest capitalized	(1,392)	(1,392)	(1,711)	(1,711)

Earnings available for fixed charges	$270,776	$328,107	$283,113	$375,354

Ratio of earnings to fixed charges	2.07	1.74	1.84	1.52

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

(3)	Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.